SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of    October   , 2003

Shell Canada Limited

(Translation of registrant’s name into English)

400 – 4 Avenue S.W., Calgary, Alberta T2P 0J4

(Address of principal executive offices)

     (indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F ☐	Form 40-F ☑

     (indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☑

SIGNATURES
NINE-MONTH RESULTS
SEGMENTED INFORMATION
FINANCIAL HIGHLIGHTS
OPERATING HIGHLIGHTS
CONSOLIDATED STATEMENT OF EARNINGS AND RETAINED EARNINGS
CONSOLIDATED STATEMENT OF CASH FLOWS
CONSOLIDATED BALANCE SHEET
SEGMENTED INFORMATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SHELL CANADA LIMITED (Registrant)

Date: October 27, 2003	By:	“H.W. LEMIEUX” (Signature)

H.W. Lemieux, Vice President (Name and Title)

	By:	“J.M. COULL” (Signature)

J.M. Coull, Assistant Secretary (Name and Title)

 ■   NINE-MONTH RESULTS

Calgary, Alberta — Shell Canada Limited announced October 22, 2003, third quarter earnings of $235 million or $0.85 per Common Share compared with $148 million or $0.54 per share for the third quarter of 2002.

Earnings for the first nine months of 2003 were $629 million or $2.29 per Common Share compared with $314 million or $1.14 per share for the same period in 2002.

Cash flow from operations for the first nine months of 2003 was $1,263 million compared with $707 million for the same period in 2002. Capital and exploration expenditures to September 30 were $529 million, down from $1,791 million for the first nine months of 2002, which included $1,339 million for the Athabasca Oil Sands Project.	“Significantly improved commodity prices and refining margins resulted in stronger earnings than for the same period last year,” said Linda Cook, President and Chief Executive Officer, Shell Canada Limited. “Bitumen production from the Athabasca Oil Sands Project was approximately 115,000 barrels per day in the third quarter, almost double the level from the previous quarter. The focus at the Project remains on continuously increasing production safely and reliably towards full capacity.”

Earnings ($ millions)	Cash Flow ($ millions)	Capital Expenditures ($ millions)

1   Shell Canada Limited ■ Nine-Month Results

 ■   SEGMENTED INFORMATION

RESOURCES

Resources earnings in the third quarter of 2003 were $129 million, up significantly from the $91 million reported for the same period in 2002. Earnings increased due to stronger prices for natural gas as well as improved liquids and sulphur prices. Sales volumes were lower than in the third quarter of 2002, due to planned and unplanned maintenance shutdowns, and field declines in Western Canada and the Sable Offshore Energy Project (SOEP). Resources depreciation charges increased over the same period last year primarily as a result of higher SOEP depreciation.

Shell is investing for growth in the frontier areas, including the East Coast offshore. Investment in SOEP continues with Tier 2 field developments (Alma and South Venture fields) under way. The Alma development is proceeding on target towards completion and start up late in the fourth quarter of 2003. South Venture is moving toward production late in 2004. Shell has recently committed to participate in the EnCana-Weymouth deepwater exploration well offshore Nova Scotia. The well results will be an important indicator of future potential in the offshore Nova Scotia deepwater play, including Shell’s three deepwater exploration blocks.

OIL SANDS

Start-up of the Athabasca Oil Sands Project continued during the third quarter of 2003. Revenues grew as production increased and Oil Sands generated its first quarterly profit of $13 million. Expenses in the quarter included transitional items related to start-up and a number of facilities-related costs, such as additional cooling in the summer and freeze protection for the coming winter.	Third-quarter production averaged approximately 115,000 barrels per day (70,000 Shell share) of bitumen, almost double the 60,000 barrels per day (35,000 Shell share) achieved in the second quarter. The project continued to meet technical expectations and move towards full capacity of 155,000 barrels per day on a sustained basis. Not unexpectedly, a variety of start-up challenges affected operational reliability during the third quarter. Valuable experience was gained in dealing with these challenges and the focus is now on continuous improvement to further increase production in a safe, reliable manner and consistently meet the needs of our customers.

The Company continues to seek recovery of costs resulting from the January fire at the mine site and related freezing damage. More than one-half of the costs incurred have now been recovered from insurers and further claims are pending. The Company continues to pursue claims for lost profits resulting from production delays caused by the fire. Insurance coverage includes provisions for claims on loss of profits to a limit of $500 million ($300 million Shell share).

A regulatory hearing for the Jackpine Mine was completed October 15, 2003. This project includes a mining and extraction facility on the eastern portion of Lease 13 to produce approximately 200,000 barrels per day of bitumen. Timing of the development will depend on the outcome of the regulatory process as well as market conditions, project costs, and sustainable development considerations.

2   Shell Canada Limited ■ Nine-Month Results

OIL PRODUCTS

Oil Products earnings in the third quarter were $105 million, up significantly from $59 million for the same period in the previous year. Considerably higher refining margins, improved marketing margins and higher refined product yields were the main reasons for the improvement. Refined product yields benefited from the Scotford Refinery investment completed in 2002 and synergies realized from the feedstocks available from the new Scotford Upgrader. The Samia Refinery quickly recovered from the widespread August power outage, contributing to strong volumes in the quarter. Third-quarter operating expenses decreased over the same period of 2002 due to lower refinery shutdown costs and reduced marketing expenses.	CORPORATE

Corporate expenses were $12 million compared with $2 million during the same period of last year. In the third quarter of 2003, the Company received less interest on income tax settlements.

CASH FLOW AND FINANCING

Strong commodity prices continued in the third quarter, yielding cash flow from operations of $464 million. Working capital reductions in the third quarter provided an additional $108 million of cash. After cash invested, dividends and purchase costs related to Shell’s Normal Course Issuer Bid initiated in February, $354 million net cash was available, which was used to reduce outstanding debt. Shell reduced commercial paper outstanding by $333 million to $474 million under its $1.5 billion commercial paper program. Sales of accounts receivable under the Company’s securitization program decreased by $21 million. Shell aims to continue reducing debt over the remainder of the year as it expects operating cash generated to exceed other cash requirements.

This information includes “forward looking statements” based upon current expectations, estimates and projections of future production, project start-up and future capital spending that involve a number of risks and uncertainties, which could cause actual results to differ materially from those anticipated by the Corporation. These risks and uncertainties include, but are not limited to, changes in: market conditions, law or government policy, operating conditions and costs, project schedules, operating performance, demand for oil, gas and related products, price and exchange rate fluctuations, commercial negotiations or other technical and economic factors.

3   Shell Canada Limited ■ Nine-Month Results

 ■   FINANCIAL HIGHLIGHTS

($ millions, except as noted)	Third Quarter		Nine Months
(unaudited)	2003	2002	2003	2002

Earnings	235	148	629	314
Revenues	2 217	1 969	6 614	5 165
Cash flow from operations	464	309	1 263	707
Return on average capital employed(%) [1]	—	—	13.5	8.9
Return on average common shareholders’ equity(%) [2]	—	—	16.9	10.2
Interest coverage	—	—	20.6	19.5
Per Common Share (dollars)
Earnings — basic (Note 2)	0.85	0.54	2.29	1.14
Earnings — diluted (Note 2)	0.85	0.53	2.27	1.13
Cash flow from operations	1.69	1.12	4.59	2.56
Dividends paid	0.20	0.20	0.60	0.60

RESULTS BY SEGMENT
Earnings
Resources	129	91	533	235
Oil Sands	13	—	(160)	—
Oil Products	105	59	276	90
Corporate	(12)	(2)	(20)	(11)

Total	235	148	629	314

Revenues
Resources	411	320	1 421	956
Oil Sands	323	—	513	—
Oil Products	1 736	1 674	5 148	4 310
Corporate	5	24	46	39
Inter-segment sales	(258)	(49)	(514)	(140)

Total	2 217	1 969	6 614	5 165

Cash flow from operations
Resources	203	176	747	509
Oil Sands	106	—	98	—
Oil Products	167	86	433	152
Corporate	(12)	47	(15)	46

Total	464	309	1 263	707

Capital and exploration expenditures
Resources	118	86	315	301
Oil Sands	12	408	96	1 167
Oil Products	54	94	114	318
Corporate	1	1	4	5

Total	185	589	529	1 791

[1]	Return on average capital employed (ROACE) is earnings plus after-tax interest expense on debt divided by the average of opening and closing capital employed for the twelve months to September 30. Capital employed is the total of equity, long-term debt and short-term, borrowings.
[2]	Return on average common shareholders’ equity is calculated on a twelve-month rolling average basis.

4   Shell Canada Limited ■ Nine-Month Results

 ■   OPERATING HIGHLIGHTS

	Third Quarter		Nine Months
(unaudited)	2003	2002	2003	2002

RESOURCES
Production
Western Canada natural gas — gross (mmcf/d)	423	451	427	455
Sable natural gas — gross (mmcf/d)	130	164	136	159

Total natural gas — gross (mmcf/d)	553	615	563	614

Ethane, propane and butane — gross (bbls/d)	25 000	27 700	26 400	27 800
Condensate — gross (bbls/d)	16 100	19 300	16 800	19 900
Bitumen — gross (bbls/d)	7 700	6 400	9 700	7 700
Sulphur — gross (tons/d)	5 600	6 000	5 900	6 000
Sales[1]
Natural gas (mmcf/d)	537	602	558	604
Ethane, propane and butane (bbls/d)	38 400	40 100	42 500	45 000
Condensate (bbls/d)	12 700	21 400	15 200	22 100
Bitumen products (bbls/d)	11 800	9 800	14 100	11 400
Sulphur (tons/d)	8 700	9 200	10 400	9 700

OIL SANDS
Production
Bitumen — gross (bbls/d)	69 800	—	35 600	—
Sales[1]
Synthetic crude sales excluding blend stocks (bbls/d)	73 500	—	34 800	—
Purchased upgrader blend stocks (bbls/d)	23 500	—	11 200	—

Total synthetic crude sales (bbls/d)	97 000	—	46 000	—

OIL PRODUCTS
Sales[1]
Gasolines (m3/d)	21 800	21 900	20 700	20 700
Middle distillates (m3/d)	18 100	16 700	17 400	16 100
Other products (m3/d)	7 300	7 900	6 600	6 700

Total Oil Products sales (m3/d)	47 200	46 500	44 700	43 500

Crude oil processed by Shell refineries (m3/d)[2]	400	43 800	42 100	40 700
Refinery utilization (per cent)[3]	91	92	89	86
Unit profit (cents per litre)[4]	2.4	1.4	2.3	0.8

Definitions
[1]	Resources and Oil Products sales volumes include third-party sales only. Oil Sands sales volumes include third-party and inter-segment sales.
[2]	Crude Oil processed by Shell refineries includes upgrader feedstock supplied to Scotford Refinery.
[3]	Refinery Utilization equals “Crude Oil Processed by Shell refineries” divided by total capacity for Shell refineries, including capacity uplifts at Scotford Refinery due to processing of various streams from the upgrader.
[4]	Oil Products Unit Profit equals Oil Products earnings after-tax divided by “Total Oil Products Sales Volumes.”

5   Shell Canada Limited ■ Nine-Month Results

 ■   OPERATING HIGHLIGHTS (continued)

	Third Quarter		Nine Months
(unaudited)	2003	2002	2003	2002

PRICES
Natural gas average plant gate netback price ($/mcf)	6.00	3.38	6.84	3.63
Ethane, propane and butane average field gate price ($/bbl)	23.35	18.23	25.94	17.53
Condensate average field gate price ($/bbl)	40.07	41.12	42.12	36.72
Synthetic crude average plant gate price ($/bbl)	34.76	—	35.06	—

Natural Gas Average Price (Plant Gate Netback)($/mcf)	Ethane, Propane and Butane Average Price (Field Gate)($/bbl)	Condensate Average Price (Field Gate)($/bbl)	Synthetic Crude Average Price (Plant Gate)($/bbl)

6   Shell Canada Limited ■ Nine-Month Results

 ■   CONSOLIDATED STATEMENT OF EARNINGS AND RETAINED EARNINGS

($ millions, except as noted)	Third Quarter		Nine Months
(unaudited)	2003	2002	2003	2002

REVENUES
Sales and other operating revenues	2 210	1 934	6 594	5 116
Dividends, interest and other income	7	35	20	49

Total revenues	2 217	1 969	6 614	5 165

EXPENSES
Cost of goods sold	1 230	1 301	3 818	3 359
Operating, selling and general	419	301	1 283	892
Exploration	12	6	46	106
Depreciation, depletion, amortization and retirements	160	101	460	285
Interest on long-term debt	4	6	24	12
Other interest and financing charges	13	13	29	22

Total expenses	1 838	1 728	5 660	4 676

EARNINGS
Earnings before income tax	379	241	954	489

Current income tax	83	33	185	158
Future income tax	61	60	140	17

Total income tax	144	93	325	175

Earnings	235	148	629	314

Per Common Share (dollars) (Note 2)
Earnings — basic	0.85	0.54	2.29	1.14
Earnings — diluted	0.85	0.53	2.27	1.13
Common Shares outstanding (millions — weighted average)	275	276	275	276

RETAINED EARNINGS
Balance at beginning of period	—	—	4 608	4 268
Earnings	—	—	629	314

	—	—	5 237	4 582
Common Shares buy-back (Note 4)	—	—	54	—
Dividends	—	—	165	166

Balance at end of period	—	—	5 018	4 416

7   Shell Canada Limited ■ Nine-Month Results

 ■   CONSOLIDATED STATEMENT OF CASH FLOWS

($ millions)	Third Quarter		Nine Months
(unaudited)	2003	2002	2003	2002

CASH FROM OPERATING ACTIVITIES
Earnings	235	148	629	314
Exploration	12	6	46	106
Non-cash items
Depreciation, depletion, amortization and retirements	160	101	460	285
Future income tax	61	60	140	17
Other items	(4)	(6)	(12)	(15)

Cash flow from operations	464	309	1 263	707
Movement in working capital and other from operating activities	108	68	(326)	(178)

	572	377	937	529

CASH INVESTED
Capital and exploration expenditures	(185)	(589)	(529)	(1 791)
Movement in working capital from investing activities	11	(6)	(26)	(67)

Capital expenditures and movement in working capital	(174)	(595)	(555)	(1 858)
Proceeds on disposal of properties, plant and equipment	1	1	24	1
Investments, long-term receivables and other	2	7	(6)	(48)

	(171)	(587)	(537)	(1 905)

CASH FROM FINANCING ACTIVITIES
Common Shares buy-back (Note 4)	(20)	—	(56)	—
Proceeds from exercise of Common Share stock options	5	1	9	9
Dividends paid	(55)	(56)	(165)	(166)
Long-term debt and other	2	259	9	803
Short-term financing	(333)	76	(197)	705

	(401)	280	(400)	1 351

Increase (decrease) in cash	—	70	—	(25)
Cash at beginning of period	—	(120)	—	(25)

Cash at September 30[1]	—	(50)	—	(50)

Supplemental disclosure of cash flow information
Dividends received	3	4	7	11
Interest received	3	—	4	—
Interest paid	18	16	57	31
Income tax paid	29	3	241	283

[1]	Cash comprises cash and highly liquid short-term investments less bank overdraft.

8   Shell Canada Limited ■ Nine-Month Results

 ■   CONSOLIDATED BALANCE SHEET

($ millions)	September 30,	December 31,
(unaudited)	2003	2002

ASSETS
Current assets
Cash	—	—
Accounts receivable	641	497
Inventories
Crude oil, products and merchandise	622	440
Materials and supplies	79	75
Prepaid expenses	96	93

	1 438	1 105
Investments, long-term receivables and other	424	414
Properties, plant and equipment	7 855	7 836

Total assets	9 717	9 355

LIABILITIES
Current liabilities
Short-term borrowings	474	671
Accounts payable and accrued liabilities	1 081	1 223
Income and other taxes payable	243	115
Current portion of site restoration and other long-term obligations	25	19
Current portion of long-term debt	747	402

	2 570	2 430
Site restoration and other long-term obligations	196	193
Long-term debt	185	523
Future income tax	1 272	1 132

Total liabilities	4 223	4 278

SHAREHOLDERS’ EQUITY
Capital stock
100 4% Preference Shares	1	1
275 104 366 Common Shares (2002 — 275 908 290)	475	468
Retained earnings	5 018	4 608

Total shareholders’ equity	5 494	5 077

Total liabilities and shareholders’ equity	9 717	9 355

9   Shell Canada Limited ■ Nine-Month Results

 ■   SEGMENTED INFORMATION

	Third Quarter

($ millions, except as noted)	Total		Resources		Oil Sands		Oil Products		Corporate
(unaudited)	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002

REVENUES
Sales and other operating revenues	2 210	1 934	386	300	138	—	1 683	1 640	3	(6)
Inter-segment transactions	—	—	25	19	185	—	48	30	—	—
Dividends, interest and other income	7	35	—	1	—	—	5	4	2	30

Total revenues	2 217	1 969	411	320	323	—	1 736	1 674	5	24

EXPENSES
Cost of goods sold	1 230	1 301	—	—	116	—	1 114	1 301	—	—
Inter-segment transactions	—	—	35	28	24	—	199	19	—	2
Operating, selling and general	419	301	85	75	113	—	214	221	7	5
Exploration	12	6	12	6	—	—	—	—	—	—
Depreciation, depletion, amortization and retirements	160	101	67	59	44	—	49	42	—	—
Interest on long-term debt	4	6	—	—	—	—	—	—	4	6
Other interest and financing charges	13	13	—	—	—	—	—	—	13	13

Total expenses	1 838	1 728	199	168	297	—	1 576	1 583	24	26

EARNINGS (LOSS)
Earnings before income tax	379	241	212	152	26	—	160	91	(19)	(2)

Current income tax	83	33	88	41	(35)	(45)	36	41	(6)	(4)
Future income tax	61	60	(5)	20	48	45	19	(9)	(1)	4

Total income tax	144	93	83	61	13	—	55	32	(7)	—

Earnings (loss)	235	148	129	91	13	—	105	59	(12)	(2)

10   Shell Canada Limited ■ Nine-Month Results

 ■   SEGMENTED INFORMATION

	Nine Months

($ millions, except as noted)	Total		Resources		Oil Sands		Oil Products		Corporate
(unaudited)	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002

REVENUES
Sales and other operating revenues	6 594	5 116	1 312	886	243	—	4 996	4 223	43	7
Inter-segment transactions	—	—	106	66	270	—	138	74	—	—
Dividends, interest and other income	20	49	3	4	—	—	14	13	3	32

Total revenues	6 614	5 165	1 421	956	513	—	5 148	4 310	46	39

EXPENSES
Cost of goods sold	3 818	3 359	—	—	173	—	3 642	3 359	3	—
Inter-segment transactions	—	—	113	72	89	—	312	66	—	2
Operating, selling and general	1 283	892	253	234	356	—	653	639	21	19
Exploration	46	106	46	106	—	—	—	—	—	—
Depreciation, depletion, amortization and retirements	460	285	201	170	115	—	143	114	1	1
Interest on long-term debt	24	12	—	—	—	—	—	—	24	12
Other interest and financing charges	29	22	—	—	—	—	—	—	29	22

Total expenses	5 660	4 676	613	582	733	—	4 750	4 178	78	56

EARNINGS (LOSS)
Earnings before income tax	954	489	808	374	(220)	—	398	132	(32)	(17)

Current income tax	185	158	306	138	(202)	(50)	96	83	(15)	(13)
Future income tax	140	17	(31)	1	142	50	26	(41)	3	7

Total income tax	325	175	275	139	(60)	—	122	42	(12)	(6)

Earnings (loss)	629	314	533	235	(160)	—	276	90	(20)	(11)

Total Assets	9 717	9 143	2 752	2 592	3 755	3 351	3 595	3 501	(385)	(301)
Capital Employed	6 900	6 719	1 686	1 732	3 146	3 067	2 298	2 019	(230)	(99)
ROACE(%)	13.5	8.9	40.0	19.3	N/A	N/A	17.8	9.1	N/A	N/A

Return on average capital employed (ROACE) is earnings plus after-tax interest expense on debt divided by the average of opening and closing capital employed for the twelve months to September 30. Capital employed is the total of equity, long-term debt and short-term borrowings.

11   Shell Canada Limited ■ Nine-Month Results

 ■   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

■ 1. ACCOUNTING POLICIES

These financial statements follow the same accounting policies and methods of computation as, and should be read in conjunction with, the most recent annual financial statements dated December 31, 2002.

■ 2. EARNINGS PER SHARE

	Third Quarter		Nine Months
	2003	2002	2003	2002

Earnings ($ millions)	235	148	629	314
Weighted average number of Common Shares (millions)	275	276	275	276
Dilutive securities (millions)
Options on long-term incentive plan	2	2	2	2
Basic earnings per share ($ per share)	0.85	0.54	2.29	1.14
Diluted earnings per share ($ per share)	0.85	0.53	2.27	1.13

■ 3. STOCK-BASED COMPENSATION

No expense related to the stock compensation plan is included in net income.

In 2003, the Company granted 1,644,000 options with am exercise price of $16.00. The fair value of the options granted in 2003 was estimated using Black-Scholes model with the following assumptions: risk-free interest rate of 4.79 per cent, expected life of five years, volatility of 21.9 per cent and a dividend yield of 1.57 per cent.

Had the Company included the effects of stock-based compensation in earnings for the nine months, after-tax earnings and basic earnings per share would have decreased by $18 million (2002 — $6 million) to $611 million (2002 — $308 million) or $0.07 (2002 — $0.02) to $2.22 (2002 — $1.12), respectively. No effect was included for awards granted prior to January 1, 2002.

■ 4. COMMON SHARES BUY-BACK

On February 4, 2003, Shell Canada Limited announced its intention to make a normal course issuer bid, to repurchase for cancellation up to two per cent of its 275,908,290 Common Shares issued and outstanding as at January 27, 2003. The bid is to counter current and potential dilution of the Common Shares under Shell’s employee stock option program. The bid began on February 7, 2003, and will end on or before February 6, 2004. To date, 1,117,800 shares have been repurchased at market prices for a total cost of $56 million.

Shell Canada Limited	FOR INFORMATION: Investor Relations Shell Canada Limited Shell Centre, 400 - 4th Avenue S.W. Calgary, Alberta T2P 0J4 Telephone (403) 691-2175 Web site www.shell.ca

12   Shell Canada Limited ■ Nine-Month Results